[letterhead of K&L Gates LLP]

April 30, 2014

VIA EDGAR

Valerie Lithotomos

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:                           FPA Funds Trust

1933 Act File No. 33-79858
1940 Act File No. 811-8544

Dear Ms. Lithotomos:

On February 28, 2014, FPA Funds Trust (the “Trust”), on behalf of FPA Crescent Fund and FPA International Value Fund, each a series of the Trust (each a “Fund”), filed a Post-Effective Amendment to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”) in order to, among other matters, change the wording of the investment objective of FPA Crescent Fund and to provide disclosure of the change in FPA International Value Fund’s sub-classification under the Investment Company Act of 1940 from a diversified company to a non-diversified company.

You provided comments via telephone on April 9, 2014 regarding the Post-Effective Amendment.  Those comments and the Trust’s responses to them are below.  The changes to each Fund’s prospectus and statement of additional information as described below are filed concurrent herewith pursuant to Rule 485(b) under Regulation C under the 1933 Act and Post-Effective Amendment No. 72 to Registrant’s Registration Statement (“PEA 72”).  Unless otherwise noted, defined terms have the same meaning ascribed to them in the PEA 72.

FPA CRESCENT FUND PROSPECTUS COMMENTS

1.                                      Please explain why shareholder approval was not required for changes to the wording of the Fund’s investment objective.

Response:  The Fund’s investment objective was not fundamental, and the Fund’s prospectus previously disclosed, in a sentence that immediately followed the description of the investment objective, that the Fund may change its investment objective without shareholder approval.  The Fund’s Board approved the disclosed changes to the wording of its investment objective at a meeting held on August 5, 2013; the change was disclosed to investors through a prospectus supplement dated August 15, 2013.  The Fund’s portfolio managers believe that the changes to the wording of the investment objective do not reflect any material changes to the manner in which the Fund’s invests its assets.

The changed wording of the investment objective was reflected in the filing on February 28, 2014.  In addition, the Fund added language stating that the Fund’s Board may change the Fund’s investment objective without shareholder approval “upon 90 days’ written notice to shareholders.”

2.                                      Please explain the “financial services” referred to in the fee table.

Response:                                        “Financial services” in the fee table refers to a set of services that other funds sometimes call “administrative services.”  These services include:  (a) maintaining the accounts, books and other documents forming the basis for the Fund’s financial statements, (b) preparing such financial statements and other Fund documents and reports of a financial nature required by federal and state laws, (c) calculating daily net assets and (d) participating in the production of the Fund’s registration statements, prospectuses, proxy materials and reports to shareholders (including compensation of the Treasurer or other principal financial officer of the Fund, compensation of personnel working under such person’s direction and expenses of office space, facilities and equipment such persons use to perform their financial services duties).

3.                                      Please delete the footnote in the fee table referring to wire redemption fees.

Response:                                        The footnote has been deleted.

4.                                      Please consider providing more specific description of the types of equities in which the Fund invests.

Response:                                        The sentence at the end of the second paragraph on the description of the Fund’s principal investment strategies in the prospectus describes the types of equities in which the Fund invests.  The description reads as follows:  “Equity securities include common stocks, preferred stocks, convertible securities, rights and warrants.”

5.                                      Please point out whether the reference to “average maturity of the debt securities portion of the Fund portfolio” refers to a dollar-weighting methodology.

Response:                                        The reference is to a dollar-weighted average.  The disclosure has been amended to point this out.

6.                                      Please describe separately the risks of investments in small-capitalization companies and those of medium-capitalization companies.

Response:                                        The Fund’s portfolio managers believe that the risks of the Fund’s investments in small-capitalization companies and risks of the Fund’s investments in medium-capitalization companies are substantially similar, and thus the disclosure of these risks has not been revised.

7.                                      If the Fund has a duration strategy relating to its investments in debt securities, please describe in the text in the debt risk factor describing duration.

Response:                                        The Fund does not have such a duration strategy.

8.                                      Consider adding a separate description of the risks of investing in asset-backed securities.

Response:                                        The Fund has described three of the most significant distinct risks associated with investing in asset-backed securities — interest rate risk, extension risk, and prepayment risk — in the paragraph in the prospectus headed “Risks Associated with Investing in Debt Securities.”  The Fund’s Statement of Additional Information also has considerable disclosure addressing the risks of investing in asset-backed securities.  Nonetheless, additional description of the risks — including credit risks — of investing in asset-backed securities has been added to the paragraph noted above.

9.                                      In the risk factor addressing short selling, delete the sentence that reads: “Likewise, the Fund can profit if the price of the security declines between those dates.”

Response:                                        The sentence has been deleted.

10.                               In the table describing the Fund’s after-tax returns, in footnote 1, consider adding disclosure pointing out that an investor could be taxed on a premature withdrawal from a 401(k) account or Individual Retirement Account.

Response:                                        Disclosure to this effect has been added to the footnote.

11.                               If the Fund invests in securities of Russian or Ukrainian issuers, add a separate risk factor addressing the associated risks.

Response:                                        The Fund has added to the emerging markets risk factor in the prospectus disclosure of the additional risks of political instability in emerging markets, including reference to certain sanctions recently imposed regarding Russia  The Fund also has added as this disclosure to the emerging markets risk factor in the Statement of Additional Information.

12.                               Please disclose the Fund’s redemption fee as a line item in the fee table, per Form N-1A, Item 3.

Response:                                        The Fund’s redemption fee is now disclosed in the fee table, in accordance with Form N-1A.

FPA CRESCENT FUND SAI COMMENTS

1.                                      Please add disclosure regarding the Fund’s exemption from regulation as a commodity pool.

Response:                                        The Fund’s SAI currently includes disclosure indicating that the Adviser is relying on the CFTC Rule 4.5 exemption from registration as a commodity pool operator.  The Fund has added disclosure indicating that the Adviser is thereby not subject to registration or regulation as a commodity pool operator.

2.                                      Please add investment policies or restrictions addressing purchasing or selling real estate or commodities and making loans.

Response:                                        The Fund now has adopted and disclosed non-fundamental policies addressing purchasing or selling commodities and making loans.

3.                                      Consider adding, in the table showing required information for each trustee and officer of the Fund, to the header “Other Directorships Held by Director,” the qualification “in the past five years.”

Response:                                        This qualification is not required by Form N-1A, and if added, it might render the required information in the table inaccurate. The Fund respectfully declines to add this qualification; however, it will consider adding it in future filings.

FPA INTERNATIONAL VALUE FUND PROSPECTUS COMMENTS

1.                                      Please explain the “financial services” referred to in the fee table.

Response:                                        “Financial services” in the fee table refers to a set of services that other funds sometimes call “administrative services.”  These services include:  (a) maintaining the accounts, books and other documents forming the basis for the Fund’s financial statements, (b) preparing such financial statements and other Fund documents and reports of a financial nature required by federal and state laws, (c) calculating daily net assets and (d) participating in the production of the Fund’s registration statements, prospectuses, proxy materials and reports to shareholders (including compensation of the Treasurer or other principal financial officer of the Fund, compensation of personnel working under such person’s direction and expenses of office space, facilities and equipment such persons use to perform their financial services duties).

2.                                      Please delete the footnote in the fee table referring to wire redemption fees.

Response:                                        The footnote has been deleted.

3.                                      If the fee waiver referred to in the second footnote of the fee table is irrevocable, state this fact.  If all or any portion of the waived fees may be recouped, state this fact.

Response:                                        The footnote has been deleted.  Although the fee waiver is irrevocable, the Fund’s expense ratio is below the level of the fee cap in the waiver agreement, and thus the expense data in the table does not reflect or rely upon the fee waiver.

4.                                      Confirm that the figures shown in the fee example table reflect the expiration date of the fee waiver.

Response:                                        The Fund confirms that the figures reflect the fee waiver’s expiration date.

5.                                      Since the Fund has the term “International” in its name, please consider additional disclosure stating that the Fund’s investments are consistent with the diversification among several countries throughout the world that is connoted by this term.  For example, consider stating that the Fund would invest, under normal market conditions, in at least three different countries, and invest at least 40 percent of its assets outside the U.S. or, if conditions are not favorable, invest at least 30 percent of its assets outside the U.S.

Response:                                        The Fund’s prospectus already states that the Fund “will invest primarily in equity securities of companies … domiciled in jurisdictions outside the United States.”  It also states that the “Fund will primarily invest in companies domiciled in Continental Europe, Japan, the United Kingdom, emerging Asian markets, the Americas (excluding the United States, “U.S.”), Australia and New Zealand, and developing EMEA (Europe, Middle East and Africa) countries.”  The Fund believes that these disclosures sufficiently convey the Fund’s commitment to international investing, and thus no additional disclosure has been made.

6.                                      Please consider providing more specific description of the types of equities in which the Fund invests.

Response:                                        The equity securities in which the Fund invests include common stocks, preferred stocks, convertible securities, rights and warrants.  Disclosure to this effect has been added.

7.                                      Please describe separately the risks of investments in small-capitalization companies and those of medium-capitalization companies.

Response:                                        The Fund’s portfolio managers believe that the risks of the Fund’s investments in small-capitalization companies and risks of the Fund’s investments in medium-capitalization companies are substantially similar, and thus the disclosure of these risks has not been revised.

8.                                      If the Fund has a duration strategy relating to its investments in debt securities, please describe in the text in the debt risk factor describing duration.

Response:                                        The Fund does not have such a duration strategy.

9.                                      Consider adding a separate description of the risks of investing in asset-backed securities.

Response:                                        The Fund has not invested in, and does not currently intend to invest in, asset-backed securities.  Therefore, the Fund respectfully considers such disclosure to be unnecessary.

10.                               In the table describing the Fund’s after-tax returns, in footnote 1, consider adding disclosure pointing out that an investor could be taxed on a premature withdrawal from a 401(k) account or Individual Retirement Account.

Response:                                        Disclosure to this effect has been added to the footnote.

11.                               If the Fund invests in securities of Russian or Ukrainian issuers, add a separate risk factor addressing the associated risks.

Response:                                        The Fund has not invested in, and does not currently intend to invest in, securities of Russian or Ukrainian issuers. Nonetheless, the Fund has added to the emerging markets risk factor in the Statement of Additional Information disclosure of the additional risks of political instability in emerging markets, including reference to certain sanctions recently imposed regarding Russia.

FPA INTERNATIONAL VALUE FUND SAI COMMENTS

1.                                      Please add disclosure regarding the Fund’s exemption from regulation as a commodity pool.

Response:                                        Response:                                        The Fund’s SAI currently includes disclosure indicating that the Adviser is relying on the CFTC Rule 4.5 exemption from registration as a commodity pool operator.  The Fund has added disclosure indicating that the Adviser is thereby not subject to registration or regulation as a commodity pool operator.

2.                                      Consider adding, in the table showing required information for each trustee and officer of the Fund, to the header “Other Directorships Held by Director,” the qualification “in the past five years.”

Response:                                        This qualification is not required by Form N-1A, and if added, it might render the required information in the table inaccurate. The Fund respectfully declines to add this qualification; however, it will consider adding it in future filings.

*                                         *                                         *

In connection with responding to the Staff’s comments, the Fund acknowledges that:

•                  The Fund is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Fund;

•                  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•                  The Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please do not hesitate to call me at (415) 249-1070.

Very truly yours,

/s/ Mark D. Perlow

Mark D. Perlow

cc:                                J. Richard Atwood

First Pacific Advisors, LLC